UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Amendment No. 1 to
SCHEDULE 13E-3

(Rule 13e-100)
Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934
deltathree, Inc.

(Name of the Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

deltathree, Inc. D4 Holdings, LLC D4 Acquisition, Inc.

(Name of Persons Filing Statement)

24783N102

(CUSIP Number of Class of Securities)

deltathree, Inc. 1 Bridge Plaza Ft. Lee, NJ 07024 (212) 500-4850 D4 Holdings, LLC D4 Acquisition, Inc. 349-L Copperfield Blvd. # 407 Concord, NC 28025 (704) 260-3304

(Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$333,110.25	$38.71

*	Calculated solely for purposes of determining the filing fee. The filing fee is based on the product of 33,311,025 (the number of shares of the deltathree, Inc. common stock (fully diluted) that are to be acquired pursuant to the transaction reported hereby) and $0.01 (the average of the high and low prices of deltathree, Inc. common stock reported on May 11, 2015).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013, was calculated by multiplying the transaction value of $333,110.25 by .0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $38.71	Filing Party: As set forth above
Form or Registration No.: Schedule 13E-3 (000-16420)	Date Filed: May 14, 2015

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) supplements, in accordance with General Instruction J to Schedule 13E-3, the transaction statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission on May 14, 2015 by deltathree, Inc., a Delaware corporation (the “Company”), D4 Holdings, LLC, a Delaware limited liability company (“D4”), and D4 Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of D4 (“Merger Sub”), as amended by this Amendment No. 1 (the “Statement”). Throughout this Amendment No. 1 and the Statement, the Company, D4 and Merger Sub are collectively referred to as the “Filing Persons.”

This Statement relates to the Agreement and Plan of Merger, dated as of May 12, 2015 (the “Merger Agreement”), by and among the Company, D4 and the Merger Sub. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will merged with and into the Company, with the Company surviving as a wholly owned subsidiary of D4.

The information contained in and incorporated by reference into this Amendment No. 1 concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

The Item below is supplemented as described below.

Item 16. Exhibits.

(a)(1) Supplement to the Information Statement on Schedule 14C filed with the Securities and Exchange Commission on June 23, 2015 is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

deltathree, Inc.

By:	/s/ Effi Baruch
Effi Baruch
Title: CEO

D4 Holdings, LLC

By: Praescient, LLC, Manager

By:	/s/ Robert Stevanovski
Robert Stevanovski
Title: Manager

D4 Acquisition, Inc.

By:	/s/ David Stevanovski
David Stevanovski
Title: President

Dated: June 23, 2015

EXHIBIT INDEX

Exhibit No.	Description
(a)	Information Statement on Schedule 14C (filed with the Securities and Exchange Commission on May 13, 2015 and incorporated herein by reference).

(a)(1)	Supplement to the Information Statement on Schedule 14C (filed with the Securities and Exchange Commission on June 23, 2015 and incorporated herein by reference).